

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Jing Ju
Chief Executive Officer
Chindata Group Holdings Limited
No. 47 Laiguangying East Road
Chaoyang District, Beijing, 100012
The People's Republic of China

> **Re: Chindata Group Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed September 8, 2020**
> **File No. 333-248658**

Dear Mr. Ju:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2020.

Registration Statement on Form F-1

Capitalization, page 78

1. The number of Class A ordinary shares outstanding on a pro forma basis appears to include the 5,667,164 options that were early exercised in August. Considering such shares are still subject to vesting conditions, and as you state in your revised disclosures the early exercise of such options was not considered substantive, please explain further how you determined that inclusion of such shares in total outstanding pro forma shares is appropriate. Alternatively, consider including a footnote to the table explaining the exclusion of such shares from the pro forma totals.

Interim Condensed Consolidated Balance Sheet as of June 30, 2020, page F-48

2.   You indicate here that there are 481,756,904 Class B ordinary shares outstanding on a pro forma basis; however, in the Capitalization table you state there are 391,875,338 of such shares outstanding. Please explain this apparent inconsistency or revise accordingly.

Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 11. Share-based Payments, page F-65

3.   You indicate here that 24,000 units granted in September 2019 are subject to accelerated vesting upon completion of an IPO; however, on page F-38, you disclose that 193,000 units granted in September 2019 are subject to accelerated vesting. Please explain this apparent inconsistency or revise your disclosures accordingly.

4.   In response to prior comment 3, you attribute the increase in the value of the Class B Units from $17.26 in September 2019 to $125.74 in May 2020 to the increase in the value of the company's ordinary shares and the change in the distribution percentages between Class B Unit holders and Common Unit holders in BCPE Bridge Cayman L.P. ("BCPE Bridge"). Please explain to us why your analysis focuses only on the increase in the value of the company's ordinary shares held by BCPE Bridge. Tell us whether BCPE Bridge holds other assets, and, if so, how those were considered in determining the value of BCPE Bridge's Class B Units. Also, tell us the distribution percentages for the Class B Unit and Common Unit holders as of September 2019 and May 2020.

Note 17. Subsequent Events, page F-68

5.   Please revise to disclose the value of the 5,666,354 options granted in September 2020 as well as the amount of share-based compensation expense that will be recognized for the options that are subject to accelerated vesting upon completion of the IPO. Also, tell us the value of the underlying ordinary shares used to value these options and to the extent there was any significant fluctuation in the fair value from prior grants, please describe for us the factors that contributed to such fluctuations including any intervening events within the company or changes in your valuation assumptions or methodology.

General

6.   Please file a consent for the inclusion of Ernst & Young Hua Ming LLP's report on Chindata (Xiamen) Science and Technology Co., Ltd.'s financial statements dated April 10, 2020.

7.   We note that the Class B ordinary shares held by the Bain Capital Entities will automatically convert into Class A ordinary shares five years from the date of this offering. Please disclose this provision on the prospectus cover page. Also provide risk factor disclosure of the dilution to holders of Class A ordinary shares, the relative increase in the voting power of Mr. Jing Ju and the potential loss of "controlled company" status that could occur.

8.   We note that your forum selection provision in the Fifth Amended and Restated Memorandum and Articles of Incorporation identifies the courts of the Cayman Islands as the exclusive forum for all actions other than those arising under the federal securities laws and the federal courts of the United States of America for federal securities laws claims. Please discuss this provision under "Description of Share Capital." In addition, add risk factor disclosure related to this provision and state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Zhang, Esq.